Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Year Ended December 31

	2006	2005	2004	2003		2002
(Loss) earnings from continuing operations before provision for income taxes	$(346)	$(799)	$(113)	$62		$890
Adjustments:
Minority interest in income of
subsidiaries with fixed charges	7	4	2	24		17
Undistributed (earnings)/loss of
equity method investees	(7)	(12)	(30)	41		107
Interest expense	262	211	168	147		173
Interest component of
rental expense (1)	57	50	54	53		53
Amortization of
capitalized interest	43	22	25	27		28
Earnings as adjusted	$16	$(524)	$106	$354		$1,268

Fixed charges:
Interest expense	$262	$211	$168	$147		$173
Interest component of
rental expense (1)	57	50	54	53		53
Capitalized interest	3	3	2	2		3
Total fixed charges	$322	$264	$224	$202		$229
Ratio of earnings to
fixed charges	*	**	***	1.8	x	5.5	x
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(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $306 million.

**	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $788 million.

***	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $118 million.